Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Dollars in thousands
	Quarter Ended 3/26/06	Fiscal Years Ended
		12/25/05	12/26/04	12/28/03	12/29/02	12/30/01
Earnings Available for Fixed Charges:

Income from continuing operations before income taxes, as adjusted	$360,811	$1,837,121	$1,980,161	$1,826,781	$1,730,576	$1,377,011

Add: fixed charges	71,177	235,786	165,180	161,518	167,010	250,103
Add: amortization of capitalized interest	545	2,180	2,012	2,006	1,962	1,715
Add: distributed income of equity investees	7,538	10,091	12,259	14,016	13,500	17,516

Less: interest capitalized	(956)	(3,162)	(4,802)	(3,355)	(2,074)	(8,550)

Adjusted Earnings	$439,115	$2,082,016	$2,154,810	$2,000,966	$1,910,974	$1,637,795

Fixed Charges:

Interest on indebtedness, excluding capitalized interest	$64,721	$210,625	$140,647	$139,271	$146,359	$221,854
Capitalized interest	956	3,162	4,802	3,355	2,074	8,550
Portion of rents representative of interest factor	5,500	21,999	19,731	18,892	18,577	19,699

Fixed Charges	$71,177	$235,786	$165,180	$161,518	$167,010	$250,103

Ratio of Earnings to Fixed Charges	6.2	8.8	13.0	12.4	11.4	6.5